SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

Exhibit Index

99.1  Results of General Shareholders’ Meeting for the Fiscal Year 2005

99.2  New Board of Directors

99.3  Grant of Stock Options

Exhibit 99.1 Results of General Shareholders’ Meeting for the Fiscal Year 2005

On March 24, 2006, Kookmin Bank held the general shareholders’ meeting for the fiscal year 2005, and all six agenda items listed below were approved and ratified as originally proposed.

■ Agendum 1.	Approval of non-consolidated financial statements (Balance sheet, Income statements and Statements of appropriation of retained earnings) for the fiscal year 2005

■ Agendum 2.	Amendment of Articles of Incorporation

■ Agendum 3.	Appointment of directors

■ Agendum 4.	Appointment of candidates for the members of the Audit Committee, who are non-executive directors

■ Agendum 5.	Approval of previously granted stock options

■ Agendum 6.	Grant of stock options

For each details of the originally proposed agenda, please refer to <Agenda of General Shareholders’ Meeting for the Fiscal Year 2005>, which was disclosed on March 8, 2006.

Exhibit 99.2 New Board of Directors

As of March 24, 2006, the Board of Directors of Kookmin Bank consists of 4 executive directors and 9 non-executive directors as follows:

Executive directors

Name	Title	Nationality	Member of the Audit Committee
Chung Won Kang (Continuing)	President & Chief Executive Officer	Korea	No

Hyung Duk Chang (Continuing)	Chief Audit Executive	Korea	Yes

Ki Hong Kim[1] (Newly Appointed)	Chief Executive Vice President/ Strategy Planning Group	Korea	No

Kap Shin (Continuing)	CFO/Senior Executive Vice President Finance Group	Korea	No

Non-executive directors

Name	Current position out of Kookmin Bank	Nationality	Member of the Audit Committee[4]
Dong Soo Chung[2] (Reappointed)	Professor, Sangmyung University	Korea	No

Nobuya Takasugi[2] (Reappointed)	Executive Advisor, Fujixerox Korea	Japan	No

Kee Young Chung[1] (Newly Appointed)	Professor, Keimyung University (CPA)	Korea	Yes

Doo Hwan Song[2] (Reappointed)	Representative Partner, Hankyul Law firm	Korea	No

Chang Kyu Lee[2] (Reappointed)	CEO, Joongang Ilbo News Magazines	Korea	No

Dam Cho[2] (Reappointed)	Professor, Chonnam Nat’l University	Korea	Yes

Bo Kyung Byun[1] (Newly Appointed)	CEO, Kolon Data Communication Co., Ltd	Korea	Yes

Baek In Cha[1] (Newly Appointed)	Vice President, Korea Institute of Finance	Korea	No

Young Soon Cheon[3] (Reappointed)	Professor, Chung-ang University (CPA, AICPA)	Korea	Yes

1	The tenure of Ki Hong Kim, Kee Young Chung, Bo Kyung Byun and Baek In Cha is 3 years
2	The tenure of Dong Soo Chung, Nobuya Takasugi, Doo Hwan Song, Chang Kyu Lee and Dam Cho is 2 years.
3	The tenure of Young Soon Cheon is 1 year.
4	The tenure of Audit Committee members is 1 year.

Exhibit 99.3 Grant of Stock Options

On February 27 and March 8, 2006, Kookmin Bank publicly disclosed the stock option grants to certain of its senior executive vice presidents, executive vice presidents and heads of its regional head offices and to its chief audit executive, chief executive vice president and non-executive directors. Two items with respect to these stock options grants were undetermined as of the earlier disclosures, and have since been determined:

1.	Dong Soo Chung was appointed as chairman of our Board of Directors. Therefore, the total number of stock options granted to him is 20,000 shares, which is granted over two years.

2.	The base price is 75,200 Won, which was calculated as follows:

The arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

The grant date is March 24, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 24, 2006	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director